UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

General Moly, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

370373102

(CUSIP Number)

Keith L. Pope

Parr Brown Gee & Loveless

185 South State Street, Suite 800

Salt Lake City, UT 84111

(801) 532-7840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370373102

1	Names of Reporting Persons. Hanlong (USA) Mining Investment, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 11,843,341

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 11,843,341

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,843,341

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 13.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 370373102

1	Names of Reporting Persons. Nelson Feng Chen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 35,000

	8	Shared Voting Power 11,843,341

	9	Sole Dispositive Power 35,000

	10	Shared Dispositive Power 11,843,341

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,878,341

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No.  370373102

Item 1.	Security and Issuer

The name of the issuer is General Moly, Inc. (the “Issuer”) and the class of securities subject to this amended Schedule 13D is the Issuer’s common stock (the “Common Stock”).  The address of the Issuer’s principal executive office is 1726 Cole Boulevard, Suite 115, Lakewood, CO 80401.

Item 2.	Identity and Background

The names of the reporting persons are (i) Hanlong (USA) Mining Investment, Inc. (“Hanlong USA”), and (ii) Nelson Feng Chen.  Hanlong USA is a Delaware corporation, the principal business of which is investing in mining resources.  The address of both its principal business and its principal office is Suite 2903, 9 Castlereagh Street, Sydney NSW 2000 Australia.  On September 14, 2011, Mr. Chen, a citizen of Australia, became the President and a Director of Hanlong USA, which is his principal occupation.  Mr. Chen’s business address is the same as the principal business address of Hanlong USA.  All of the voting and investment power with respect to the shares of the Common Stock held in the name of Hanlong USA has been delegated to Mr. Chen.  During the last five years, none of Hanlong USA, its executive officers or directors, including Mr. Chen, or the controlling persons of Hanlong USA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of Hanlong USA, its executive officers or directors, including Mr. Chen, or the controlling persons of Hanlong USA has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information required by Item C of the General Instructions relating to the executive officers, the directors and the controlling persons of Hanlong USA is set forth on Appendix A hereto, which is incorporated herein by this reference.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 2 is being filed to report the issuance to Hanlong USA of an option to acquire up to 10,000,000 shares of Common Stock of the Issuer. This option was issued in conjunction with the transaction described in Item 6 and no cash consideration was paid.

Item 4.	Purpose of Transaction

Hanlong (USA) and the Issuer entered into a Subordinated Loan Agreement to provide the Issuer with a future credit facility intended to provide project funding for the Issuer’s 80% owned Mt. Hope project, a molybdenum deposit near Elko, Nevada, that is the Issuer’s primary asset. Hanlong USA previously purchased shares of Common Stock from the Issuer and will purchase additional shares on the statisfaction of certain conditions (the “Second Tranche”).

Hanlong USA is represented on the Issuer’s Board of Directors with one Director and will be represented by a second Director who will be added upon completion of the Second Tranche.

In conjunction with the execution of the Subordinated Loan Agreement, Hanlong (USA) was issued a warrant to acquire up to 10,000,000 shares of Common Stock as described in Item 6. It is anticipated that proceeds from the exercise of the warrant, if and when exercised, will be used by the Issuer in conjunction with the development of its Mt. Hope project.

CUSIP No.  370373102

Mr. Chen and Hanlong USA reserve the right to purchase shares of the Common Stock or to dispose of such shares in the open market, in privately negotiated transactions or in any other lawful manner in the future.

Item 5.	Interest in Securities of the Issuer

(a) and (b)                                       Hanlong USA and Mr. Chen share the power to vote, direct the vote, dispose and direct the disposition of 11,843,341 shares of the Common Stock, which represent 13.0% of the outstanding shares of the Common Stock.  Mr. Chen has sole power to vote, direct the vote, dispose and direct the disposition of an additional 35,000 shares of the Common Stock, which represent less than 0.1% of the outstanding shares of the Common Stock.  Hanlong USA disclaims any beneficial ownership in the 35,000 shares of the Common Stock held by Mr. Chen.

(c)                                  See Items 2 and 3 above.

(d)                                 No one other than Mr. Chen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by Mr. Chen.  No one other than Hanlong USA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by Hanlong USA.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the initial acquisition by Hanlong USA of the shares of the Common Stock pursuant to the Securities Purchase Agreement, dated as of March 4, 2010, by and between the Issuer and Hanlong USA (the “Purchase Agreement”), the Issuer and Hanlong USA entered into a Stockholder Agreement (the “Stockholder Agreement”).  The Stockholder Agreement imposes limits on acquisitions and dispositions by Hanlong USA, or any entity related to Hanlong USA, of shares of the Common Stock; prohibits certain actions by Hanlong USA, or any entity related to Hanlong USA, relating to the Common Stock; and requires that the shares of the Common Stock held in the name of Hanlong USA be voted in a certain manner.

On October 26, 2012 Hanlong USA and the Issuer entered into a Subordinated Loan Agreement and an amendment to the Stockholder Agreement.  The Subordinated Loan Agreement obligates Hanlong (USA) to make certain credit facilities available to the Issuer in the future, under the terms set forth in the agreement.  In connection with the execution of these agreements, Hanlong USA was granted a Warrant (the “Warrant”) to acquire up to 10,000,000 shares of the Common Stock of the Issuer at an exercise price of $4.23 per share.  The Warrant is exercisable at any time commencing April 26, 2013 and ending April 26, 2015.

CUSIP No.  370373102

Other than the Purchase Agreement and the Stockholder Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits

7(a).                       Agreement relating to group filing (1)

7(b).                       Securities Purchase Agreement dated as of March 4, 2010, by and between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc.  (2)

7(c).                        Amendment No. 1 to Securities Purchase Agreement, dated as of July 30, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (3)

7(d).                       Amendment No. 2 to Securities Purchase Agreement, dated as of October 26, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc.  (4)

7(e).                        Amendment No. 3 to Securities Purchase Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc.  (5)

7(f).                         Stockholder Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (6)

7(g).                        Loan Contract with Export-Import Bank of China (7)

7(h).                       Amendment No. 4 to Securities Purchase Agreement, dated July 7, 2011, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (8)

7(i).                           Amendment No. 5 and Notice Pursuant to Securities Purchase Agreement, dated June 14, 2012, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (9)

CUSIP No.  370373102

7(j). Amendment No. 1 to Stockholder Agreement of General Moly, Inc. dated October 26, 2012 (10) 7(k). Common Stock Purchase Warrant dated October 26, 2012 (11)

(1)                                 Filed herewith.

(2)                                 Previously filed as Annex B to General Moly, Inc.’s Schedule 14A, Definitive Proxy Statement, as filed with the Commission on April 6, 2010.

(3)                                 Previously filed as Exhibit 10.1 to General Moly, Inc.’s Current Report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Commission on October 29, 2010.

(4)                                 Previously filed as Exhibit 10.3 to General Moly, Inc.’s Amendment No. 1 to Form S-3, as filed with the Commission on November 23, 2010.

(5)                                 Previously filed as Exhibit 7(e) to Hanlong USA’s Schedule 13D, as filed with the Commission on December 30, 2010.

(6)                                 Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on December 22, 2010.

(7)                                 Previously filed as Exhibit 7(g) to Hanlong USA’s Schedule 13D, as filed with the Commission on December 30, 2010.

(8)                                 Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on July 13, 2011.

(9)                                 Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on June 15, 2012.

(10)                          Previously filed as Exhibit 10.3 to General Moly, Inc.’s Form 8-K, as filed with the Commission on October 31, 2012.

(11)                          Previously filed as Exhibit 10.2 to General Moly, Inc.’s Form 8-K, as filed with the Commission on October 31, 2012.

CUSIP No.  370373102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HANLONG (USA) MINING INVESTMENT, INC.

October 30, 2012	By:	/s/ NELSON FENG CHEN
Date	Its:	President

October 30, 2012	/s/ NELSON FENG CHEN
Date	NELSON FENG CHEN

CUSIP No.  370373102

EXHIBIT INDEX

Exhibit	Description

7(a).	Agreement relating to group filing (1)

7(b).	Securities Purchase Agreement dated as of March 4, 2010, by and between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (2)

7(c).	Amendment No. 1 to Securities Purchase Agreement, dated as of July 30, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (3)

7(d).	Amendment No. 2 to Securities Purchase Agreement, dated as of October 26, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (4)

7(e).	Amendment No. 3 to Securities Purchase Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (5)

7(f).	Stockholder Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (6)

7(g).	Loan Contract with Export-Import Bank of China (7)

7(h).	Amendment No. 4 to Securities Purchase Agreement, dated July 7, 2011, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (8)

7(i).	Amendment No. 5 and Notice Pursuant to Securities Purchase Agreement, dated June 14, 2012, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (9)

7(j).	Amendment No. 1 to Stockholder Agreement of General Moly, Inc. dated October 26, 2012 (10)

7(k).	Common Stock Purchase Warrant dated October 26, 2012 (11)

(1) Filed herewith.

(2) Previously filed as Annex B to General Moly, Inc.’s Schedule 14A, Definitive Proxy Statement, as filed with the Commission on April 6, 2010.

CUSIP No.  370373102

(3) Previously filed as Exhibit 10.1 to General Moly, Inc.’s Current Report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Commission on October 29, 2010.

(4) Previously filed as Exhibit 10.3 to General Moly, Inc.’s Amendment No. 1 to Form S-3, as filed with the Commission on November 23, 2010.

(5) Previously filed as Exhibit 7(e) to Hanlong USA’s Schedule 13D, as filed with the Commission on December 30, 2010.

(6) Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on December 22, 2010.

(7) Previously filed as Exhibit 7(g) to Hanlong USA’s Schedule 13D, as filed with the Commission on December 30, 2010.

(8) Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on July 13, 2011.

(9) Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on June 15, 2012.

(10) Previously filed as Exhibit 10.3 to General Moly, Inc.’s Form 8-K, as filed with the Commission on October 31, 2012.

(11) Previously filed as Exhibit 10.2 to General Moly, Inc.’s Form 8-K, as filed with the Commission on October 31, 2012.

CUSIP No.  370373102

Exhibit 7a

AGREEMENT

The undersigned agree that this amended Schedule 13D relating to shares of the common stock of General Moly, Inc. shall be filed jointly on behalf of each of the undersigned.

HANLONG (USA) MINING INVESTMENT, INC.

October 30, 2012	By:	/s/ NELSON FENG CHEN
Date	NELSON FENG CHEN
	Its:	President

October 30, 2012	/s/ NELSON FENG CHEN
Date	NELSON FENG CHEN

CUSIP No.  370373102

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS AND CONTROLLING PERSONS OF

HANLONG (USA) MINING INVESTMENT INC. (“Hanlong USA”)

Name/Title	Business Address	Citizenship

Nelson Feng Chen, President and Director of Hanlong USA; Director of Hanlong Resources	Suite 2903, 9 Castlereagh Street, Sydney NSW 2000 Australia	Australia

Han Liu, Director of Hanlong USA and Hanlong Resources and Director and Controlling Person of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	Hong Kong

Hanlong Resources Limited (“Hanlong Resources”), Parent of Hanlong USA	Suite 2903, 9 Castlereagh Street, Sydney NSW 2000 Australia	Hong Kong

Bo Yang, Director of Hanlong Resources	Suite 2903, 9 Castlereagh Street, Sydney NSW 2000 Australia	Australia

Sichuan Hanlong Group Co., Ltd (“Sichuan”), Parent of Hanlong Resources	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China

Xiaoping Liu, Director, Vice Chairman and Controlling Person of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China

Guoqing Lou, Director and Controlling Person of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China

YiFan Liu, Vice President of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China

Geng Liu, Vice President of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China

Xue Yang, Vice Chairman of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China